

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2022

Brandon Dawson
Chief Executive Officer
Moveix Inc.
4800 N Scottsdale Rd.
Scottsdale, AZ 85251

      Re: Moveix Inc.
           Form 10-K for the Year Ended May 31, 2021
           Filed June 1, 2021
           File No. 333-214075

Dear Mr. Dawson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing